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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

654889104

(CUSIP Number)

June 30, 2003, September 9, 2003, September 30, 2003, December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Camden Partners Strategic II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Camden Partners Strategic II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Camden Partners Strategic II-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Richard M. Johnston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654889104

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Richard M. Berkeley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,553,782

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,553,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on June 27, 2003 (the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13G.

Item 4. Ownership.

The first paragraph of Item 4(a) is hereby deleted and replaced in its entirety by the following three paragraphs:

     CPS Fund II-A is the direct beneficial owner of an aggregate of 1,466,772 shares of the Common Stock—consisting of 1,292,837 shares of the Series E Preferred Stock currently convertible into 1,292,837 shares of the Common Stock and 173,935 shares of the Company’s Series F Convertible Preferred Stock (the “Series F Preferred Stock”) currently convertible into 173,935 shares of the Common Stock (collectively, the “CPS II-A Shares”).

     CPS Fund II-B is the direct beneficial owner of an aggregate of 87,010 shares of the Common Stock—consisting of 76,692 shares of the Series E Preferred Stock currently convertible into 76,692 shares of the Common Stock and 10,318 shares of the Series F Preferred Stock currently convertible into 10,318 shares of the Common Stock) (the “CPS II-B Shares” and together with the CPS II-A Shares, the “Shares”).

     Pursuant to the terms of the Series F Preferred Stock and the Company’s Series E Convertible Preferred Stock, CPS II-A and CPS II-B are entitled to share dividends payable quarterly.

Item 4(b) and (c) are hereby deleted and replaced in their entirety by the following:

     (b) Percent of Class: Collectively, the Shares represent 19.1% benefical ownership of the Company’s Common Stock. The percentage of beneficial ownership is based on an aggregate of 6,568,865 shares of the Common Stock outstanding (according to the Company’s 10-Q dated as of February 17, 2004).

(c)	Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote: 1,553,782 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes : (i) 1,369,529 shares of Common Stock issuable upon conversion of 1,369,529 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B, (ii) 184,253 shares of Common Stock issuable upon conversion of 184,253 shares of the Series F Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B). As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.

(iii)	Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition: 1,553,782 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes: (i) 1,369,529 shares of Common Stock issuable upon conversion of 1,369,529 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B, (ii) 184,253 shares of Common Stock issuable upon conversion of 184,253 shares of the Series F Convertible Preferred Stock owned by CPS Fund II-A and CPS Fund II-B). As described in Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.

Exhibits

     Exhibit 1 — Agreement regarding filing of joint Schedule 13G/A (attached).

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference). ..

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004
CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.
	By:	Camden Partners Strategic II, LLC, its general partner
/s/ Donald W. Hughes
Name: Donald W. Hughes Title: Managing Member
CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.
	By:	Camden Partners Strategic II, LLC, its general partner
/s/ Donald W. Hughes
Name: Donald W. Hughes Title: Managing Member
CAMDEN PARTNERS STRATEGIC II, LLC
/s/ Donald W. Hughes
Name: Donald W. Hughes Title: Managing Member

DAVID L. WARNOCK
/s/ Donald W. Hughes, as Attorney-in-Fact
Name: David L. Warnock
DONALD W. HUGHES
/s/ Donald W. Hughes
Name: Donald W. Hughes
RICHARD M. JOHNSTON
/s/ Donald W. Hughes, as Attorney-in-Fact
Name: Richard M. Johnston
RICHARD M. BERKELEY
/s/ Donald W. Hughes, as Attorney-in-Fact
Name: Richard M. Berkeley